Exhibit 21.1
SUBSIDIARIES OF RAM ENERGY RESOURCES, INC.

Name of Subsidiary	State of Organization
RAM Energy, Inc.	Delaware
RWG Energy, Inc.	Delaware
RLP Gulf States, L.L.C.	Oklahoma
Great Plains Pipeline Company	Delaware
WG Operating, Inc.	Texas
WG Pipeline LLC	Texas
RAM Operating Company, Inc.	Delaware
RAM Energy Resources (WV), Inc.	Delaware
Pontotoc Production Company, Inc.	Texas
RAM Energy Holdings (LA), Inc.	Delaware
RAM Energy Resources (Lafourche), Inc.	Louisiana
RAM Energy Louisiana, LLC	Delaware